SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Government Properties Income Trust

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

38376A103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38376A103		13G/A

1.	Names of Reporting Persons CommonWealth REIT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,950,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,950,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,950,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38376A103		13G/A

1.	Names of Reporting Persons Reit Management & Research LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38376A103		13G/A

1.	Names of Reporting Persons Reit Management & Research Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38376A103		13G/A

1.	Names of Reporting Persons Barry M. Portnoy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,032.107

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,032.107

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,032.107

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 38376A103		13G/A

1.	Names of Reporting Persons Adam D. Portnoy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,750

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,750

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 38376A103	13G/A

Item 1(a).                                         Name of Issuer:

Government Properties Income Trust

Item 1(b).                                         Address of Issuer’s Principal Executive Offices:

Two Newton Place

255 Washington Street, Suite 300

Newton, MA 02458

Item 2(a).                                         Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)                                  CommonWealth REIT (“CWH”, and formerly known as HRPT Properties Trust)

(2)                                  Reit Management & Research LLC (“RMR”) (the manager of CWH)

(3)                                  Reit Management & Research Trust (“RMR Trust”) (the sole member of RMR)

(4)                                  Barry M. Portnoy (a managing trustee of the Issuer, a managing trustee of CWH, the Chairman and a director of RMR, and the Chairman, majority beneficial owner and a trustee of RMR Trust)

(5)                                  Adam D. Portnoy (a managing trustee of the Issuer, a managing trustee and the President of CWH, the President and Chief Executive Officer and a director of RMR, and the President and Chief Executive Officer, a beneficial owner and a trustee of RMR Trust)

Item 2(b).                                         Address of Principal Offices or, if none, Residence:

The address of each Reporting Person is:

Two Newton Place

255 Washington Street, Suite 300

Newton, MA 02458

Item 2(c).                                         Citizenship:

CWH is a Maryland real estate investment trust.

RMR is a Delaware limited liability company.

RMR Trust is a Massachusetts business trust.

Barry M. Portnoy is a United States citizen.

Adam D. Portnoy is a United States citizen.

Item 2(d).                                         Title of Class of Securities:

Common shares of beneficial interest, $.01 par value per share

Item 2(e).                                         CUSIP Number:

38376A103

CUSIP No. 38376A103	13G/A

Item 3.                                                       If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)          ☐            Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)         ☐            Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)          ☐            Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)         ☐            Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)          ☐            An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)            ☐            An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)         ☐            A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)         ☐            A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)             ☐            A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)             ☐            A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)          ☐            Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.                                                       Ownership.

(a)          Amount beneficially owned:

CWH beneficially owns 9,950,000 Common Shares of Beneficial Interest of the Issuer, which it acquired in connection with an investment when the Issuer was formed.

Neither RMR nor RMR Trust holds any Common Shares of Beneficial Interest of the Issuer.  RMR, as manager of CWH, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 9,950,000 Common Shares of Beneficial Interest beneficially owned by CWH, but each disclaims such beneficial ownership.

Mr. Barry Portnoy beneficially owns 5,032.107 Common Shares of Beneficial Interest of the Issuer.  Mr. Adam Portnoy beneficially owns 13,750 Common Shares of Beneficial Interest of the Issuer (of which 4,600 are subject to vesting requirements and will become fully vested, subject to the lapse of certain contingencies, annually through 2014).  In their respective positions with RMR and RMR Trust, described in Item 2(a) above, Mr. Barry Portnoy and Mr. Adam Portnoy may also be deemed to beneficially own (and have shared voting and dispositive

CUSIP No. 38376A103	13G/A

power over) the 9,950,000 Common Shares of Beneficial Interest beneficially owned by CWH, but each disclaims such beneficial ownership.

(b)         Percent of class:

CWH beneficially owns approximately 21.1% of the Issuer’s Common Shares of Beneficial Interest.

Each of Mr. Barry Portnoy and Mr. Adam Portnoy beneficially owns less than 1% of the Issuer’s Common Shares of Beneficial Interest, and RMR and RMR Trust beneficially own none of the Issuer’s Common Shares of Beneficial Interest.  Reference is made to Item 4(a) above as to the Issuer’s Common Shares of Beneficial Interest owned by CWH that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.  If all such Common Shares of Beneficial Interest were beneficially owned by such persons, their respective percentage beneficial ownership of the Issuer’s Common Shares of Beneficial Interest would be approximately 21.1%, 21.1%, 21.2% and 21.2%.

(c)          Number of shares as to which such person has:

(i)             Sole power to vote or direct the vote:

CWH:	9,950,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	5,032.107

Adam D. Portnoy:	13,750

(ii)          Shared power to vote or direct the vote:

CWH:	0

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	0

Adam D. Portnoy:	0

(iii)       Sole power to dispose or to direct the disposition of:

CWH:	9,950,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	5,032.107

Adam D. Portnoy:	13,750

CUSIP No. 38376A103	13G/A

(iv)      Shared power to dispose or to direct the disposition of:

CWH:	0

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	0

Adam D. Portnoy:	0

Reference is made to Item 4(a) above as to the Issuer’s Common Shares of Beneficial Interest beneficially owned by CWH which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy and Mr. Adam Portnoy.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 38376A103	13G/A

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 10, 2012
(Date)

COMMONWEALTH REIT

/s/ John Popeo
(Signature)
John Popeo, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 38376A103	13G/A

EXHIBIT INDEX

Exhibit	Description

99(a)

Joint Filing Agreement, dated as of January 26, 2010, by and among HRPT Properties Trust (now known as CommonWealth REIT), Reit Management & Research LLC, Reit Management & Research Trust, Barry M. Portnoy and Adam D. Portnoy.*

*Included as an exhibit to the Schedule 13G filed January 26, 2010.